UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update:_____
☐   Form C/A: Amendment to Offering Statement: _____
       ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer: I AM LIKE YOU FILM, LLC_____
Legal status of issuer:
       Form: LIMITED LIABILITY COMPANY_____
       Jurisdiction of Incorporation/Organization: NEW YORK_____
       Date of organization):   MARCH 4, 2016_____
Physical address of issuer: 405 LEXINGTON AVENUE 36 FLOOR, NEW YORK, NY 10174_____
Website of issuer: WWW.IAMLIKEYOUFILM.COM_____

Is there a co-issuer? ___ yes   x __ no. If yes,
Name of co-issuer: _____
Legal status of co-issuer:
       Form: _____
       Jurisdiction of Incorporation/Organization: _____
       Date of organization: _____
Physical address of co-issuer: _____
Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: WEFUNDER PORTAL LLC_____
CIK number of intermediary: ___0001670254_____
SEC file number of intermediary: ___007-00033_____
CRD number, if applicable, of intermediary: ___283503_____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7.5 % OF THE OFFERING AMOUNT UPON SUCESFUL FUNDRAISE, AND BE ENTITLED TO REIMBURSEMENT FOR OUT OF POCKET THIRD PARTY EXPENSES IT PAYS.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
  N/A

Type of security offered: COMMON STOCK, PREFERRED STOCK, DEBT_____

Target number of securities to be offered: 50,000

Price (or method for determining price): 1.00 PER SHARE

Target offering amount: $50,000

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☒ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $100,000.00

Deadline to reach the target offering amount: FEBRUARY 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	26,595	7,883
Cash & Cash Equivalents:	26,575	7,863
Accounts Receivable:	0	7,285
Short-term Debt:	20,738	0
Long-term Debt:	50,000	0
Revenues/Sales	0	0
Cost of Goods Sold:	69,741	87,844
Taxes Paid:	0	
Net Income:	(69,741)	(87,844)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Issuer)
By

_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

_____
(Title)

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: ___I AM LIKE YOU FILM, LLC_____

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___HAIK KOCHARIAN___ Dates of Board Service: ___2016___
Principal Occupation: ___FOUNDING MEMBER___
Employer: Dates of Service: ___SINCE INCEPTION___
Employer's principal business: ___SEE APPENDIX D: DIRECTOR & OFFICER WORK HISTORY___

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___SEE APPENDIX D___ Dates of Service: _____
Position: ___SEE APPENDIX D___ Dates of Service: _____
Position: ___SEE APPENDIX D___ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ___SEE APPENDIX D___
Employer's principal business: ___SEE APPENDIX D___
Title: ___SEE APPENDIX D___ Dates of Service: _____
Responsibilities: ___SEE APPENDIX D___

Employer: ___SEE APPENDIX D___
Employer's principal business: ___SEE APPENDIX D___
Title: ___SEE APPENDIX D___ Dates of Service: _____
Responsibilities: ___SEE APPENDIX D___

Employer: ___SEE APPENDIX D___

Employer's principal business: SEE APPENDIX D

Title: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: HAICK KOCHARIAN

Title: PRESIDENT   Dates of Service: 2016

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

Position: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

Position: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: SEE APPENDIX D

Employer's principal business: SEE APPENDIX D

Title: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

Employer: SEE APPENDIX D

Employer's principal business: SEE APPENDIX D

Title: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

Employer: SEE APPENDIX D

Employer's principal business: SEE APPENDIX D

Title: SEE APPENDIX D   Dates of Service: _____

Responsibilities: SEE APPENDIX D

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who

is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
JEFFREY T. KOZLOWSKI &AMY A NAPIERALA		30 %
RONDI CHARLESTON & STEVEN B. RUCHEFSKY		30 %
HAIK KOCHARIAN		29.558 %
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.
   FOR A DESCRIPTION OF THE BUSINESS OF THE ISSUER AND BUSINESS PLAN SEE APPENDIX A.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) _____ INVESTMENT IN THE FILM INDUSTRY IS HIGHLY SPECULATIVE AND INHERENTLY RISKY.

(2) _____ THE COMPLETION AND COMMERCIAL SUCCESS OF I AM LIKE YOU IS EXTREMELY UNPREICTABLE

(3) _____ THE FILM MAN NEVER BE COMPLETED.

(4) THERE CAN BE NO ASSURANCE OF THE ECONOMIC SUCCESS SINCE THE REVENUES WILL DEPEND ON ITS

(5) ACCEPTANCE BY THE PUBLIC.

(6) _____ THE FILM FACES MAJOR COMPETITION. THE COMPETIRORS INCLUDE MAJOR COMPANIES WORLDWIDE.

(7) _____ THE PIRACY OF THE FILM AND OTHER INTELLECTUAL PROPERTY POSES SIGNIFICANT CHALLENGES.

(8) _____ IF THE FILM FAILS, IS NEVER PRODUCED, OR ABANDONED, INVESTORS WILL NOT RECEIVE ANY RETURN

(9) _____ ON THEIR INVESTMENT.

(10) THERE IS NO ASSURANCE THAT AN INVESTOR WILL REALIZE A RETURN ON ITS INVESTMENT.

(11) _____ HAIK KOACHARIAN IS A PART TIME OFFICER, IT IS LIKELY THAT THE COMPANY WILL NOT MAKE THE SAME PROGRESS AS IT WOULD IF THAT WERE NO THE CASE.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? TO BUILD UP WORKING CAPITAL FOR GENERAL CORPORATE PURPOSE WHICH INCLUDES SPECIFIC ITEMS LISTEN IN ITEM 10 BELOW:

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 50,000	$ 100,000
Less: Offering Expenses		
(A) WE FUNDER FEE	3,750	7,500
(B)		
(C)		
Net Proceeds	$ 46,250	$ 92,500
Use of Net Proceeds		
(A) PRODUCTION COSTS	37,500	75,000
(B) EDTING	8,750	17,500
(C)		
Total Use of Net Proceeds	$ 46,250	$ 92,500

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and

records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the

investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. Assuming $100,000 is raised in the Wefunder offering, the company will use 20% of its adjusted net profit to pay back principal on the notes. If the Wefunder Offering raises a lower amount, the company will use such lower proportionate percentage of Company Adjusted Net Profit. Each Lender in the offering will receive their Pro-Rata Share of the total Profit Percentage for any year, up to the Repayment Amount. For purposes of clarity, if the offering raises $50,000, the Profit Percentage will be 10% of Adjusted Net Profit.

Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor annually. The company may prepay principal and interest at any time. The company will continue payments until investors have received 2.0x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

"Adjusted Net Profit" shall mean gross revenues less operating expenses (including accounting services, banking and administrative fees, commissions, legal services, reimbursed operating expenses and payments to independent analysts) and taxes reported on the statement of operations in the Borrower's calendar year financial statements.

"Payment End Date" means May 31, 2030.

"Payment Start Date" means May 31 of the year following the first year for which the Company reports Adjusted Net Profit, subject to a Permitted Deferral.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

- Yes
- No

15. Are there any limitations on any voting or other rights identified above?

- Yes: No Voting Rights
- No

16. How may the terms of the securities being offered be modified?

Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Repayment Amounts of all Notes.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues that exceeds expenses, realize any revenues at all,or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the members may make decisions with which the Investor disagrees, or that negatively affect the gross revenues or expenses of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the members may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The members have the right to redeem their securities at any time. Members could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors including other similar agreements, which may increase expenses and therefore delay or prevent payments to investors. Further, if the investor were to own equity, additional issuances of securities would dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to

make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from members, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As the owner of debt instrument of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for members. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Issue date	04/03/19
Amount	$100,000.00
Current with payments	Yes

The sales took place in March and April 2019. Under the agreements the investors are entitled to 60% equity interest and 60% of preferential interest in net revenues.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

- Yes
- No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Haik Kocharian
Amount Invested	$11,546.00
Transaction type	Loan
Issue date	09/01/18
Outstanding principal plus interest	$0.00 as of 10/03/19
Interest rate	0.0% per annum
Maturity date	12/31/18
Relationship	Self

Related party advances with no formal terms - considered interest free and repayable on demand.

Name	Haik Kocharian
Amount Invested	$5,718.00
Transaction type	Loan
Issue date	08/01/17
Outstanding principal plus interest	$0.00 as of 10/03/19
Interest rate	0.0% per annum
Maturity date	12/31/17
Relationship	Self

Related party advances with no formal terms - considered interest free and repayable on demand.

Name	Private Investors
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	04/01/19
Outstanding principal plus interest	$100,000.00 as of 10/22/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Private Investors

The company has revenue shares outstanding with two sets of private investors. The terms of payback are currently described in the operating agreement.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Name	Haik Kocharian
Amount Invested	$13,453.00
Transaction type	Loan
Issue date	12/31/2020
Outstanding principal plus interest	$0.00 as of 12/31/2020
Interest rate	0.0% per annum
Maturity date	12/31/2021
Relationship	Self

Related party advances with no formal terms - considered interest free and repayable on demand.

Name	Private Investors
Amount Invested	$25,000
Transaction type	Loan
Issue date	
Outstanding principal plus interest	$ 25,000.00 of January 8, 2020
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Private Investors

The company has revenue shares outstanding with two sets of private investors.   The terms of payback are currently described in the operating agreement.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

I am Like You Film, LLC has been formed as a single purpose New York limited liability company to serve solely as a vehicle for the production of the film, I am Like You. Haik Kocharian will serve as the film's writer, director, and supervising producer.

The company aims to achieve success with the film at film festivals. The company will also strive for theatrical, television, and digital media distribution. Ultimately, we hope the film will encourage debate on the relevant topics of animal cruelty and assisted suicide for the terminally ill, among other topics. We also hope for commercial and critical success of the film.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

I AM LIKE YOU FILM, LLC was incorporated in the State of New York in March 2016.

Since then, we have:

- A story of friendship between a wolfdog, Lucky, and a teenage boy, Sean, and the journey of Lucky in search of his best friend.

- $100K invested. Approx. 75% of the film has been shot; funds raised herein will be used for the last leg of the production and postproduction.

- The film has been registered with and is monitored by The Humane Society; whose representatives are on set during each animal scene.

- Year-long and four-season production, which allows the boy and the wolfdog to grow older in real time and to build a genuine friendship.

- This film is unique because of the multidimensional lead character, Lucky – a wolfdog capable of emotions such as love, longing, and loyalty.

- Established long-term relationships within the community of Bozeman, Montana, hiring local actors, producers, animal trainers, and vendors.

- With millions of national and global dog lovers, this film's market could be significant, attracting large audiences across the world.

Historical Results of Operations

Our company was organized in March 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020 , the Company had revenues of $0 compared to the year ended December 31, 2019 , when the Company had revenues of $0.

- *Assets.* For the periods ended December 31, 2020 and 2019 total assets consisted of $26,595 and 7,883. The Company cash holdings consisted of $26,575 and $7,863 for the years ended December 31, 2020 and 2019.

- *Net Loss.* The Company has had net loss of $69,741 and net loss of $87,844 for the fiscal years ended December 31, 2020 and December 31, 2019 , respectively.

- *Liabilities.* The Company's liabilities totaled $70,738 for the fiscal year ended December 31, 2020 and $7,285 for the fiscal year ended December 31, 2019 .

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

I AM LIKE YOU FILM, LLC cash in hand is $ 27,393.00, as of March 29, 2021 Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,500/month, for an average burn rate of $5,500 per month. Our intent is to be profitable in 30 months.

In 2020 I am Like You Film, LLC has raised 25K in private investments and commenced the production of the film.

I am Like You Film, LLC intends to continue the production, post production and completion of the film I am Like You. All the expenses that will occur during this process will be attributed to the production of the film. The earliest revenue (and therefore adjusted net profit) we except will be in the years 2021- 2022.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known

or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

I, Haik Kocharian, certify that:

- (1) the financial statements of I AM LIKE YOU FILM, LLC included in this Form are true and complete in all material respects ; and

- (2) the tax return information of I AM LIKE YOU FILM, LLC included in this Form reflects accurately the information reported on the tax return for I AM LIKE YOU FILM, LLC filed for the fiscal year ended 2020 and 2019

Haik Kocharian

Founding Member

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?

No

ii. involving the making of any false filing with the Commission?

No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?

No

ii. involving the making of any false filing with the Commission?

No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer?

No

B. engaging in the business of securities, insurance or banking?

No

C. engaging in savings association or credit union activities?

No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

        No

ii.   places limitations on the activities, functions or operations of such person?

        No

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock?

        No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

        No

ii.   Section 5 of the Securities Act?

        No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

     No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

     No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

     No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in <u>Appendix A: Business Description & Plan</u>.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.iamlikeyoufilm.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

  - I am like you film profit sharing agreement
- Appendix C: Financial Statements

  - Financials 1
- Appendix D: Director & Officer Work History

  - Haik Kocharian
- Appendix E: Supporting Documents

  - Amended and Restated Operating Agreement I Am Like You Film LLC 1   copy 2.pdf
  - *Add new Form C attachment (admin only)*

Certifications:

Pursuant to the requirements of sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer certifies that is has reasonable grounds to believe that it meets all the requirements of filing on From C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I A M LI K E Y O U FI L M, L L C

B y

Haik Kocharian

Writer Director Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227,100 et seq.) this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

March 29, 2021